77J

During the six month period ended June 30, 2008, the following funds received a non recurring reimbursement pursuant to a settlement between The Hartford Financial Services Group and the Attorney Generals of New York State, Illinois and Connecticut which amounted to the following amounts and increased the capital of the fund.

Putnam VT International Equity Fund $933,373
Putnam VT International New Opportunities Fund $751,727